UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐   No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced that on 2 March 2026 its subsidiaries, Navigator Parsec L.L.C. and Navigator Pleione L.L.C. (the “Borrowers”), entered into a senior secured pre- and post-delivery term loan (the “Facility Agreement”) with ABN AMRO Bank N.V., Crédit Agricole Corporate & Investment Bank and Nordea Bank Abp, filial i Norge (together, the “Lenders”), pursuant to which the Lenders have agreed to make available to the Borrowers up to $133,770,000, subject to the terms and conditions set out in the Facility Agreement.

The loan will be used to finance up to 65% of the Borrowers’ payments of the pre-delivery and delivery instalments to Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd. under the shipbuilding contracts entered into in November 2024, in connection with the construction of two 48,500 cubic metre capacity liquefied ethylene gas carriers (the “Newbuild Vessels”), as previously announced on November 20, 2024. The remaining portion of the pre-delivery and delivery instalments for the Newbuild Vessels will be funded from the Company’s available cash resources. The Newbuild Vessels are scheduled to be delivered to the Borrowers in November 2027 and January 2028, respectively.

The Facility Agreement has a post-delivery tenor of five years, is secured by, among other things, mortgages over the Newbuild Vessels, and amounts outstanding will bear interest on a quarterly basis at SOFR plus 1.50%. Obligations of the Borrowers under the Facility Agreement are guaranteed by the Company and Navigator Gas L.L.C. and the Facility Agreement also contains certain conditions, covenants and events of default.

THE INFORMATION INCLUDED IN “ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT” OF THIS REPORT ON FORM 6-K (THE “INCORPORATED INFORMATION”) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

10.1	Facility Agreement for a senior secured pre- and post-delivery term loan facility of up to $133,770,000 dated 2 March 2026.

99.1	Press Release of Navigator Holdings Ltd. dated March 2, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: March 3, 2026	By:	/s/ John Reay
	Name:	John Reay
	Title:	Corporate Secretary